EXHIBIT 99.48

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5

May 28, 2002
TSX Symbol: GAM
Press Release #11-2002	Issued: 28,724,316 Shares

GAMMON LAKE TO RAISE $6,500,000 TO ADVANCE DEVELOPMENT OF ITS
100% — OWNED PORTION OF OCAMPO PROJECT

Gammon Lake Resources Inc. (TSX:GAM) announced today that its Board of Directors has approved a non brokered private placement financing of CDN $6,500,000 which will be led and arranged by LOM Capital Ltd. of Hamilton Bermuda on a best efforts basis.

The private placement financing will consist of 5,200,000 units priced at CDN $1.25 per unit. Each unit consists of one common share and one half common share purchase warrant. Each whole common share purchase warrant entitles the holder, within eighteen (18) months, to acquire one additional share of the common stock of the Company at CDN $1.50. The offering may be increased by 15% to CDN $7,475,000 at the option of the agent.

LOM Capital Ltd. shall receive a 7.5% commission on gross proceeds upon completion of this financing and the Company will issue to the agents an aggregate number of broker warrants equal to 5% of the units sold under the financing. Each broker warrant shall be exercisable at a price of CDN $1.50 for a period of eighteen (18) months from the closing date.

The financing is scheduled to close on or before May 31st, 2002 or such other date as shall be mutually agreed by the Company and the agent, and is subject to regulatory approval.

The Company plans to apply the majority of the financing proceeds to a significant drilling and development program at its Ocampo gold/silver project in Chihuahua State Mexico with the objective of substantially increasing its defined resource on its 100% owned portion of the project. This excludes the open pit heap leach portion of the property which is currently under joint venture development with Bolnisi Gold NL of Australia.

The Company’s gold/silver project is in a large historic mining district where Gammon Lake has to date defined a resource of 1,003,000 ounces of gold and 39,650,000 ounces of silver in the measured and indicated category as well as 300,000 ounces of gold and 16,000,000 ounces of silver in the inferred category. A recent preliminary economic assessment and engineering study prepared by Pincock Allen & Holt (PAH) (Press Release #8 – April 9/02) indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development.

Separately, under the joint venture agreement with Bolnisi Gold NL of Australia on the open pit portion of the property, Bolnisi has committed to bring the open pit area into production at an initial annual rate of approximately 85,000 ounces of gold and 3,700,00 ounces of silver within sixteen months and at a cost estimated by Pincock Allen & Holt of US$118.00 per ounce of gold equivalent. The joint venture is 60% Bolnisi and 40% Gammon with Gammon having no further financial commitment to put the joint venture portion of the property into production.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
 No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators. Not for distribution to U.S. newswire services or for dissemination in the U.S.